Japanese-language Quarterly Securities Report for the period ended September 30, 2023, as filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on November 10, 2023, and which includes the following:

I.	Corporate information

A.	Corporate overview

1.	History of changes in major business indices

2.	Overview of business

B.	Business

1.	Risk factors

2.	Management’s analysis of financial position, results of operations and cash flows

3.	Material contracts

C.	Company information

1.	Share information

2.	Directors and corporate auditors

D.	Financial information

1.	Condensed quarterly consolidated financial statements and notes

2.	Other

II.	Information on Guarantors

Auditors Report

Certificate